Exhibit 21

SUBSIDIARIES OF RENTECH, INC.

OKON, Inc., a Colorado corporation

Petroleum Mud Logging, Inc., a Colorado corporation

REN Testing Corporation, a Colorado corporation, doing business as REN Corporation

Rentech Development Corporation, a Colorado corporation

Rentech Services Corporation, a Colorado corporation

We own 100% of the subsidiaries, except for REN Corporation, as to which we own 56%. The subsidiaries are included in our consolidated financial statements.

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